March 21, 2013

VIA ELECTRONIC FILING

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5546

Re:      Scholastic Corporation

Form 10-K for Fiscal Year Ended May 31, 2012

Filed July 27, 2012

Form 10-Q for Fiscal Period Ended November 30, 2012

Filed January 2, 2013

File No. 000-19860

Ladies and Gentlemen:

We are in receipt of your comment letter dated March 7, 2013 regarding the above-referenced reports filed by Scholastic Corporation (the “Company”) under the Securities Exchange Act of 1934. As discussed by phone between the undersigned and Ms. Linda Cvrkel and Mr. Doug Jones on March 20, 2013, we are requesting additional time to respond to the comment letter due to time constraints associated with our quarter end. The Company intends to file its response to the comment letter as soon as possible and in no event later than March 29, 2013.

Please contact the undersigned at (212) 343-4483 if you would like to discuss this request.

We appreciate the Staff’s consideration.

Very truly yours,

/s/ Maureen O’Connell

Maureen O’Connell

Executive Vice President and Chief Financial Officer